EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Thirteen Weeks Ended
Earnings	2001	2002	2003	2004	2005	April 2, 2006
	(dollars in thousands)
Income (loss) before income taxes	$55,000	$13,668	$10,737	$24,371	$(55,783)	$(3,790)
Add back fixed charges:
Interest and amortization of capitalized debt issuance costs and premiums	5,580	11,067	11,470	10,332	9,342	1,658
Interest recorded as a component of rental expense	2,101	2,480	417	403	598	185
Total earnings	$62,681	$27,215	$22,624	$35,106	$(45,843)	$(1,947)
Fixed Charges
Interest and amortization of capitalized debt issuance costs and premiums	$5,580	$11,067	$11,470	$10,332	$9,342	$1,658
Interest recorded as a component of rental expense	2,101	2,480	417	403	598	185
Total fixed charges	$7,681	$13,547	$11,887	$10,735	$9,940	$1,843
Ratio of earnings to fixed charges (n/a if less than $0)	8.2x	2.0x	1.9x	3.3x	n/a	n/a